THE NORTH WEST COMPANY

04 FEB 26 AM 7:21

February 19, 2004

04010153

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sir or Madam:

NORTH WEST COMPANY FUND PRESS RELEASE
EXEMPTION NUMBER 82-34737

Attached please find a press release dated February 18, 2004, regarding "Pine Falls Northern Store"

If you require further information, please feel free to contact me. Thanks.

Yours sincerely

PROCESSED
FEB 27 2004
THOMSON FINANCIAL

L Peever

Linda Peever
Asst. Corporate Secretary
North West Company Fund
77 Main Street
Winnipeg MB R3C 2R1

Direct Line: (204) 934-1504
Direct Fax: (204) 934-1455
Email Address: lpeever@northwest.ca

www.northwest.ca

THE NORTH WEST COMPANY

PRESS RELEASE

FOR RELEASE AT 6:30 P.M. EASTERN TIME

"PINE FALLS NORTHERN STORE"

Winnipeg, February 18, 2004: The North West Company announced today that it intends to close its store in Pine Falls, Manitoba on March 27, 2004. "We have been actively trying to sell our Pine Falls' store for the last three months," said Peter Brown, General Manager of the Company's store division that includes Pine Falls. "We regret this decision but our business has continued to decline due to an increase in out-of-town shopping. Because of its proximity to Winnipeg, we believe this type of store could be viable as an independent grocery operation and we intend to keep looking for a new owner," added Mr. Brown.

All staff in the store are being provided with notice and any severance payments will be governed by the terms of a collective agreement between the Company and the National Automobile, Aerospace Transportation and General Workers Union of Canada (CAW - Canada) Local 468.

The North West Company Inc. is the leading retailer of food and everyday products and services to northern communities across Canada and Alaska. NWC operates 181 stores under a number of trading names, including *Northern, NorthMart, Giant Tiger* and *AC Value Center*, and provides catalogue shopping services through its *Selections* catalogue in northern Canada.

The units of the North West Company Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

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For more information contact:

Peter Brown, General Manager, Interior Division, The North West Company
Phone 204-934-1550; fax 204-934-1322; e-mail pbrown@northwest.ca

Or visit on-line at www.northwest.ca